SEALSQ Announces FY 2024 Audited Financial Results and Strategic Growth Plan for 2025

Schedules Conference Call and Webcast for Monday, March 24 at 10:00 am ET (3:00 pm CET)

•	Ends the year with a strong cash position of approximately $85 million
•	FY 2024 $11 million revenue reflects the industry-wide transition from traditional semiconductors to next-generation Quantum Resistant chips
•	Expects a return to growth in FY 2025
•	Continues R&D investments with $7.2 million allocated in 2025, up from $5 million in 2024
•	Confirmed bookings of $6.8 million as of March 20, 2025, reflecting strong YoY growth
•	$93 million in projected contract pipeline over next three years from 2026 to 2028
•	Executing a multi-faceted organic growth, investment and acquisition strategy

Geneva, Switzerland, March 20, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced its full year results for the period ending December 31, 2024 (FY 2024).

CEO’s Statement and Vision for 2025

Carlos Moreira, CEO of SEALSQ noted, “2024 was a transformational year for SEALSQ as we scaled post-quantum security technologies, started the process to execute strategic acquisitions, raised over $80 million in funding, and expanded into high-growth markets. With a strong cash position, no bank debt or convertible loans, and accelerating demand for our post-quantum and quantum cybersecurity solutions, we are well-positioned to drive sustainable long-term growth and technological leadership in the quantum era.”

FY 2025 OUTLOOK

Although it is still early in the year to provide a definitive outlook due to major projects under discussion (as discussed below), SEALSQ anticipates a significant revenue increase in 2025 compared to 2024. This growth is expected to be driven by the integration of chip revenue from new sources, an expansion in chip personalization services and the consolidated revenue from our planned investments. We expect the full impact of our growth to arrive in 2026 with the commercial launch of our new products scheduled for Q4 2025. We anticipate that the growth in 2025 and beyond would be fueled by:

•	The increasing demand for Post-Quantum Trusted Platform Modules (TPMs).

•	Successfully securing new large-scale contracts with governments and enterprises adopting post-quantum cryptographic solutions.
•	Growth in SEALSQ’s cybersecurity certificate and managed PKI services
•	Consolidated revenue from strategic acquisitions.

The post-quantum cryptography (PQC) market, driven by the need for securing systems against quantum computer attacks, is projected to grow significantly, with an estimated market size of $302.5 million in 2024, expected to reach $1.887 billion by 2029, at a CAGR of 44.2%. Due to high entry barriers, we believe very few players will have the required expertise and IP to build quantum resistant secure chips, which will position SEALSQ as a leading player in this space, especially on the TPM segment.

We believe that these factors position SEALSQ to strengthen its market leadership and capitalize on emerging opportunities in post-quantum security.

FY 2024 Financial Highlights

1. Strengthened Financial Position and Debt-Free Balance Sheet

•	Cash reserves that peaked at over $90 million as of January 6, 2025, up from $85 million at the end of 2024, providing a solid foundation for investments, acquisitions, and scaling production.
•	A clean balance sheet at December 31, 2024 showing no bank debt or convertible loans, along with no overhanging warrants following the elimination of convertible debt and associated warrants in late 2024 and the first days of 2025. This significantly enhanced SEALSQ’s ability to fund growth without dilution risks.
•	Over $80 million capital raised during 2024, leading to strengthened capital resources to support our expansion into post-quantum cybersecurity markets.

2. Revenue Performance and Transition to Quantum-Secure Technologies

•	FY 2024 revenue of approximately $11 million, down from $30 million in 2023, reflects the Company transition from traditional semiconductors to next-generation Quantum Resistant chips and still early stage of the post quantum market potential alongside the impact of market normalization following the semiconductor supply chain disruptions caused by the COVID-19 pandemic. The excess inventory accumulation by customers in 2023 resulted in lower 2024 order volumes as clients utilized existing stock before making new purchasing commitments.
•	FY net loss of $21 million was primarily due to the migration from traditional semiconductor products to post-quantum semiconductor technologies and the preference of customers to delay orders until SEALSQ’s new Quantum Resistant chips become available, tentatively at the end of 2025.

3. R&D and Strategic Investments in Post-Quantum Security

•	Increased Research and Development (R&D) costs by $1.0 million year on year (a 26% increase against 2023), demonstrating the strategic importance of the development of its next-generation cutting-edge Quantum Resistant technology.
•	Investments in R&D included the high costs associated with certifications, which are treated as R&D expenses, emphasizing SEALSQ’s commitment to staying at the forefront of post-quantum innovation.

2025 Investment and Acquisition Strategy

SEALSQ is executing a multi-faceted investment and acquisition plan to secure long-term growth, expand its semiconductor footprint, and strengthen its post-quantum security leadership.

1. Strategic Acquisitions and Licensing Agreements

•	Allocated a fund of up to $20 million focused on investing in startups engaged in quantum computing and AI initiatives with two investments having already been announced:
o	Invested in ColibriTD, a French company providing state-of-the-art Quantum cloud computing services for industrial and scientific research application.
o	Entered into advanced and exclusive negotiations to acquire 100% of IC’ALPS, a leading ASIC design and supply French company.

2. Expansion of Testing and Personalization Facilities & Semiconductor Production

•	The Company expects to enter into a formal agreement to commence the construction of the first Semiconductor personalization and design center in the near future as part of a partnership with WISeKey, Odin, T-Protégé and the Sociedad Espanol para la Transformacion Tecnologia (SETT.) The Company is in the final stages of the approval process by the Sociedad Espanola para la Transformacion Tecnologia (SETT), the Spanish government’s entity responsible for funding under the PERTE budgets. The Company is aiming to enter into additional agreements for the construction of further Semiconductor personalization and design center facilities across differing regions during the course of the year, following a similar model of public-private partnership.
•	The company intends to increase its microcontroller and Quantum Resistant chip production through the addition of two new dedicated silicon wafer testing and personalization lines.
•	Sustainability-focused semiconductor design, leveraging low-power cryptographic architectures aligned with global ESG goals.

3. Scaling U.S., Middle East, and Asia-Pacific Market Presence

•	SEALSQ is expanding direct sales teams with a target to enhance sales pipeline and develop government partnerships in the U.S. with a goal of securing large-scale cybersecurity infrastructure projects.
•	SEALSQ is working to finalize a joint venture in the Middle East to establish a quantum-ready chip personalization center.
•	SEALSQ is leveraging on its latest partnerships with leading semiconductor distributors, including DigiKey, Symmetry and OKAYA, to increase global sales.

Q1 2025 Key Announcements

SEALSQ started 2025 on a very strong note with an improved backlog and strong pipeline.

1. Accelerated Market Penetration and Growing Order Book

•	Confirmed bookings of $6.8 million as of March 20, 2025, reflecting strong year on year growth.
•	$93 million in projected contract pipeline over the next three years, with active discussions for 60+ new post-quantum TPM customers.
•	Secured several significant new businesses on PKI for Matter devices with large IoT manufacturers and started delivering latest VaultIC408 IoT secure chip to Toshiba and Landis & Gyr on a multi-year supply schedule for millions of smart metering hubs for the UK Grid.

2. Regulatory and Compliance Leadership

•	SEALSQ’s Post-Quantum TPMs are aiming to achieve NIST FIPS 140-3 and TCG 2.0 compliance, positioning the Company as a leading supplier for post-quantum cybersecurity infrastructure.
•	Providing compliance solutions to EU Cyber Resilience Act and US Cyber Trust Mark for device manufacturers supporting the implementation of next-generation security mandates.
•	Renewed ISO 27001 and ISO 9001 certifications across chip fabrication and PKI operations.

3. Increased R&D Focus on PQC-Driven Cybersecurity

•	Launch of PQC-enhanced cryptographic key management solutions.
•	Development of post-quantum hardware platform support our PQC-driven ASIC offer.
•	Pilot production of SEALSQ’s Quantum-Resistant TPM 2.0 chip ahead of its Q4 2025 commercial release.

2025 Strategic Growth Priorities

SEALSQ’s 2025 strategy is built around four key priorities:

1. Commercial Launch of Post-Quantum Chips

•	Commercial launch of two new post-quantum semiconductors, targeting IoT, PC, Tablets, and various industrial applications including medical, military and automotive sectors.
•	Expansion of chip fabrication partnerships to increase output for enterprise and government security solutions.
•	Developing Quantum resistant ASIC (custom design secure chips) for specific large client needs.

2. Executing Targeted Acquisitions and Joint Ventures

•	Advanced and exclusive negotiations to acquire 100% of IC’ALPS a leading ASIC design and supply French company are expected to be finalized in H1 2025.
•	Aiming for the launch of a semiconductor personalization hub in the Middle East, reinforcing SEALSQ’s global presence.
•	Planned continuing investment in startups engaged in quantum computing and AI initiatives as part of the SEALQUANTUM Initiative.

3. R&D and Strategic Investments in Post-Quantum Security

•	A budget of over $7 million has been allocated for R&D in 2025, up from $5 million in 2024
•	The Company is investing in the final development, qualification, certification (Common Criteria EAL5+ and FIPS 140-3 Level 3) process and the Industrialization (Wafer Test, Final Test, Packaging, Key Injection) of SEALSQ’s Quantum-Resistant TPM 2.0 chip with a commercial launch target date set for Q4 2025. We are in discussions with over 60 interested potential customers, including major electronic manufacturers.
•	Scaling the first TPM PQC chip in broader ASIC offer for addressing the Medical, Defense, and IoT market segments.
•	First deployment of SEALSQ’s Quantum Resistant IoT chips on the WISeSat picosatellite constellation, enhancing secure connectivity in remote regions.

4. Expanding Trust Services

•	Scaling managed PKI solutions for Matter IoT and enterprise security.
•	Expanding SSL/TLS and GSMA certificate offerings to reinforce global digital trust ecosystems.
•	Pushing adoption of INeS PKI Post quantum Cryptography latest features.

SEALSQ remains committed to leading the evolution of cybersecurity and semiconductor security, ensuring trusted digital ecosystems for enterprises, governments, and next-generation AI applications.

Conference Call

The Company will host a conference call to review its results on Monday, March 24, at 10:00 am ET (3:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investors section of the Company’s website, https://www.sealsq.com/investors/events. The archived call will also be available on the Investors section of the Company's website, https://www.sealsq.com/investors/events.

Filing of 2024 Annual Report on Form 20-F

SEALSQ filed its Condensed Consolidated Financial Statements in the Form 20-F for the full year period ended December 31, 2024, with the U.S. Securities and Exchange Commission on March 20, 2025. The Form 20-F can be accessed by visiting the Company’s website at www.sealsq.com.

In addition, the Company's stockholders may receive a hard copy of the Form 20-F, which includes complete audited financial statements, free of charge by contacting its Investor Relations Representative at lcati@equityny.com or +1 212 836-9611.

ADDITIONAL AUDITED US GAAP FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000, except earnings per share	2024	2023	2022

Net sales	10,981	30,058	23,198
Cost of sales	(6,775)	(15,589)	(13,267)
Depreciation of production assets	(478)	(420)	(132)
Gross profit	3,728	14,049	9,799

Other operating income	359	48	2,007
Research & development expenses	(4,985)	(3,946)	(2,308)
Selling & marketing expenses	(5,453)	(5,648)	(3,824)
General & administrative expenses	(10,840)	(8,644)	(3,091)
Total operating expenses	(20,919)	(18,190)	(7,216)
Operating (loss) / income	(17,191)	(4,141)	2,583

Non-operating income	1,061	2,442	935
Gain / (loss) on debt extinguishment	(100)	—	—
Interest and amortization of debt discount	(1,003)	(689)	(355)
Non-operating expenses	(883)	(655)	(638)
(Loss) / income before income tax expense	(18,116)	(3,043)	2,525

Income tax (expense) / income	(3,085)	(225)	3,245
Net (loss) / income	(21,201)	(3,268)	5,770

Earnings per Ordinary Share (USD)
Basic	(0.60)	(0.21)	0.41
Diluted	(0.60)	(0.21)	0.41

Earnings per F Share (USD)
Basic	(3.01)	(1.07)	2.04
Diluted	(3.01)	(1.07)	2.04

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	—	(2)	(15)
Defined benefit pension plans:
Net gain / (loss) arising during period	(27)	11	170
Other comprehensive income / (loss)	(27)	9	155
Comprehensive (loss) / income	(21,228)	(3,259)	5,925

Consolidated Balance Sheets [as reported]

	As at December 31,	As at December 31,
USD'000, except par value	2024	2023
ASSETS
Current assets
Cash and cash equivalents	84,624	6,895
Accounts receivable, net of allowance for doubtful accounts	3,825	5,053
Inventories	1,418	5,231
Prepaid expenses	355	605
Government assistance	2,247	1,718
Other current assets	593	765
Total current assets	93,062	20,267

Noncurrent assets
Deferred income tax assets	—	3,077
Deferred tax credits	190	—
Property, plant and equipment, net of accumulated depreciation	3,201	3,230
Intangible assets, net of accumulated amortization	—	—
Operating lease right-of-use assets	1,031	1,278
Other noncurrent assets	82	83
Total noncurrent assets	4,504	7,668
TOTAL ASSETS	97,566	27,935

LIABILITIES
Current Liabilities
Accounts payable	10,073	6,963
Notes payable	4,828	1,278
Deferred revenue, current	5	—
Current portion of obligations under operating lease liabilities	327	336
Income tax payable	1	2
Other current liabilities	283	138
Total current liabilities	15,517	8,717

Noncurrent liabilities
Bonds, mortgages and other long-term debt	—	1,654
Convertible note payable, noncurrent	—	1,519
Indebtedness to related parties, noncurrent	3,105	9,695
Operating lease liabilities, noncurrent	616	893
Employee benefit plan obligation	464	426
Total noncurrent liabilities	4,185	14,187
TOTAL LIABILITIES	19,702	22,904

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the post-quantum cryptography market; the adoption by developers and customers of quantum computing; the successful launch our post-quantum chips; our ability to sell post-quantum cryptography products to consumers; our ability to develop NIST-approved algorithms for our post-quantum semiconductor technologies; our ability to expand our chip personalization services; our ability to derive consolidated revenue from our planned investments; growth in our cybersecurity certificate and managed PKI services and acquisitions; our ability to expand our Semiconductor personalization and design facilities and semiconductor production; our ability to grow our U.S., Middle East and Asia-Pacific market presence; our ability to expand our Trust services; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com